POSTSEASON, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Postseason, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Postseason, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Ingrid M Bachelor
January 23, 2024
Ft. Lauderdale, Florida

POSTSEASON INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)		$		$
Assets				
Current Assets				
Cash and cash equivalents		132.82		328.22
Total Current Assets		132.82		328.22
Property and Equipment				
Net Property and Equipment		0.00		0.00
Total Assets		132.82		328.22
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
		0.00		0.00
Long-Term Liabilities				
		0.00		0.00
		0.00		0.00
Stockholders' Equity				
Shareholder Paid in Capital		19,773.27		0.00
Retained Earnings		(19,640.45)		328.22
Total Liabilities and Shareholders' equity		132.82		328.22

See accompanying notes to financial statements.

POSTSEASON INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2023		2022
USD$ in Dollars		$		$
Income				
Consulting Income		80.45		3,550.00
		80.45		3,550.00
Operating Expenses				
Automobile Expense		233.28		-
Bank Service Charges		359.40		191.96
Contributions		2,605.00		-
Dues and Subscriptions		1,367.74		3,638.38
Printing and Reproduction		-		271.61
Professional Fees		385.08		812.90
Legal Fees		4,475.00		-
Travel and Entertainment		2,708.13		-
Meals		561.90		-
Office Supplies		4,634.88		2,561.88
Professional Development		2,718.71		-
Total Operating Expenses		20,049.12		7,476.73
Net Income (Loss)		(19,968.67)		(3,926.73)

See accompanying notes to financial statements.

POSTSEASON, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Shareholder Paid in Capital	Retained Earnings	Total
Balance—December 31, 2021,		4,254,95	4,254,95
Loan from Shareholders			
Net income/(loss)		(3,926.73)	(3,926.73)
Balance – December 31, 2022		328.22	328.22
Loan from Shareholders	19,773,27		19,773,27
Net income/(loss)		(19,640.45)	(19,640.45)
Balance – December 31, 2023	19,773.27	(19,640.45)	132,82

STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,				2023		2022
(USD $ in Dollars)				$		$
Cash Flows from Operating Activities						
Net Income (Loss)				(19,968.67)		(3,926.73)
Adjustments to reconcile net income (loss) to						
net cash provided by (used in) operating activities:						
Losses (Gains) on Sales of Fixed Assets				0.00		0.00
Decrease (Increase) in Operating Assets:						
Increase (Decrease) in Operating Liabilities:						
Total Adjustments				0.00		0.00
Net Cash Provided By (Used In)						
Operating Activities				(19,968.67)		(3,926.73)
Cash Flows from Investing Activities						
Net Cash Provided By (Used In)						
Investing Activities				0.00		0.00
Cash Flows from Financing Activities						
Paid in Capital				19,773.27		0.00
Net Cash Provided By (Used In)						
Financing Activities				19,773.27		0.00
Net Increase (Decrease) In						
Cash and Cash Equivalents				(195.40)		(3,926.73)
Beginning Cash and Cash Equivalents				328.22		4,254.95
Ending Cash and Cash Equivalents				132.82		328.22

1. NATURE OF OPERATIONS

Postseason, Inc. was established in September 2021 and is incorporated in the state of California. The financial statements of Postseason, Inc. (also referred to as the "Company," "we," "us," or "our") are compiled in compliance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are situated in Los Angeles, California.

Postseason, Inc. is a pioneering online platform that offers educational and community services tailored specifically for elite athletes undergoing the transition from sports to other career pathways. The platform is designed to serve as a comprehensive resource for these athletes, providing them with the tools, knowledge, and support network needed to navigate and succeed in their post-sports lives. The Company's innovative approach lies in its focus on blending athletic insights with practical, real-world applications, thereby bridging the gap between the world of professional sports and various other professional realms.

Postseason, Inc. is positioned to generate multiple streams of revenue through subscription services, sponsored content, partnerships with educational and athletic organizations, and the development of proprietary content and programs. This includes a selection of premium online courses, offering specialized educational content available for purchase. These courses are crafted to deliver targeted, high-value learning experiences for athletes, providing them with the tools and knowledge essential for their transition and growth beyond sports.

By focusing on this unique niche, Postseason, Inc. is establishing itself as a leader in the field, setting the stage for growth, expansion, and the potential for diverse future ventures, including collaborations, endorsements, and the development of new, innovative services tailored to the needs of athletes worldwide.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Income Taxes

PostSeason, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from subscription agreements.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 22, 2024, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, no shares were issued and outstanding, respectively.

4. INCOME TAXES

There is no provision for income taxes for the years ended December 31, 2023, and December 31, 2022, due to the fact that PostSeason, Inc reported operating losses.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $19,640, and the Company had state net operating loss ("NOL") carryforwards of approximately.
$19,640. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

5. RELATED PARTY

The Company's incorporator has loaned the company $19,773.27 to cover expenses to date.

6. COMMITMENTS AND CONTINGENCIES

The company has no commitments and contingencies.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $19,968.67, an operating cash flow loss of $19,968.67, and liquid assets in cash of $132.82, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.